UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
ENDWAVE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)
29264A206
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
EDWARD A. KEIBLE, JR.
Vice-Chairman and Chief Executive Officer
Endwave Corporation
130 Baytech Drive
San Jose, California 95134
(408) 522-3100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications On Behalf of Filing Person)
Copy to:
JODIE BOURDET
TARAK SHAH
Cooley Godward Kronish LLP
101 California Street, 5th Floor
San Francisco, California 94111
(415) 693-2000
CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee
$1,230,373.05	$68.66

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. The new option grants have an aggregate exercise price of $1,230,373.05, based on the issuance of options to purchase up to 523,563 shares at an exercise price of $2.35 per share, the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on August 5, 2009.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Persons/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
EX-99.A.1.A
EX-99.A.1.B
EX-99.A.1.C
EX-99.A.1.D
EX-99.A.1.E
EX-99.A.1.F
EX-99.A.1.G
EX-99.A.1.H
EX-99.A.1.I
EX-99.A.1.J

Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet — Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 11, 2009 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer is Endwave Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 130 Baytech Drive, San Jose, California 95134 and the telephone number of its principal executive offices is (408) 522-3100.
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to certain optionholders to exchange some or all of their outstanding stock option grants (the “Eligible Option Grants”) to purchase shares of the Company’s common stock, par value $0.001 per share, granted under the Company’s 2007 Equity Incentive Plan (the “2007 Plan”) with an exercise price per share greater than $5.00 for new option grants (in each case, the “New Option Grants”) to be granted under the 2007 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).
     The Exchange Offer is being made to employees and directors of the Company who, as of the date the Exchange Offer commenced, are actively employed by the Company and hold Eligible Option Grants. These optionholders are collectively referred to as the “Eligible Optionholders.” To remain eligible to tender Eligible Option Grants for exchange and cancellation, and receive New Option Grants, the Eligible Optionholders must continue to provide services to the Company and must not have received nor have given a notice of termination prior to the date that the Exchange Offer closes.
     The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 5 (“Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants”), Section 7 (“Price Range of Our Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The Company is both the filing person and the subject company.
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Eligible Option Grants; Eligible Optionholders; Expiration Date of This Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Option Grants”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants”), Section 6 (“Conditions of This Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”), Section 9 (“Information Concerning US; Financial Information”); Section 11 (“Status of Eligible Option Grants Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material United States Tax Consequences”), Section 14 (“Material Thailand Tax Consequences”) and Section 15 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

     (b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (a) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference. The 2007 Plan and related option agreements included with the Exchange Offer and attached hereto as Exhibits (d)(1) — (d)(3) also contain information regarding the subject company’s securities.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of This Exchange Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Option Grants for Exchange; Issuance of New Option Grants”) and Section 11 (“Status of Eligible Option Grants Acquired by Us in This Exchange Offer; Accounting Consequences of This Exchange Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Exchange Offer under Section 9 (“Information Concerning Endwave; Financial Information”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Option Grants”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of This Exchange Offer”) is incorporated herein by reference.
     (c) Borrowed Funds. Not applicable.
Item 8. Interest in Securities of the Subject Company.
     (a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     Not applicable.
Item 10. Financial Statements.
     (a) Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended

March 31, 2009 and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning Us; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 11. Additional Information.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Exchange Offer under “Risk Factors,” Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants, dated August 11, 2009.

(a)(1)(B)	Form of Communication to Eligible Optionholders of Endwave Corporation.

(a)(1)(C)	Election Form.

(a)(1)(D)	Notice of Withdrawal.

(a)(1)(E)	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(F)	Form of Communication to Eligible Optionholders Confirming Receipt of Notice of Withdrawal.

(a)(1)(G)	Form of Confirmation Letter to Eligible Optionholders Participating in the Exchange Offer.

(a)(1)(H)	Form of Communication to Eligible Optionholders Rejecting the Election Form under the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Optionholders Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(J)	Form of Reminder Communication to Eligible Optionholders.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(1)	2007 Equity Incentive Plan (incorporated by reference to Appendix A to the Proxy Statement on Schedule 14A filed on June 13, 2007).

Exhibit No.	Description
(d)(2)	Form of Stock Option Agreement under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.3 to the Company’s Registration Statement on Form S-8 (File No. 333-144851)).

(d)(3)	Form of Stock Option Agreement for Non-Employee Directors under the 2007 Equity Incentive Plan (incorporated by reference to Exhibit 99.4 to the Company’s Registration Statement on Form S-8 (File No. 333-144851)).

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDWAVE CORPORATION
By:	/s/ Curt P. Sacks
Name:	Curt P. Sacks
Title:	Chief Financial Officer and Senior Vice President

Date: August 11, 2009